Filed Pursuant to Rule 253(g)(2)

File No. 024-12613

SUPPLEMENT NO. 3 DATED OCTOBER 9, 2025 TO
OFFERING CIRCULAR DATED JUNE 5, 2025

Miso Robotics, Inc.

This Supplement No. 3 to the Offering Circular should be read in conjunction with the Offering Circular dated June 5, 2025 and supplemented on August 14, 2025 and September 22, 2025 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

•	Offering Circular is available HERE.
•	Supplement No. 1 is available HERE.
•	Supplement No. 2 is available HERE

This supplement is being filed to notify investors that as of 11:59 pm PT on October 9, 2025, Bonus Shares will no longer be offered in connection with this Offering.